UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   RADCOM LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.05 PAR VALUE
                         (Title of Class of Securities)

                                    M81865103
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. M81865103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barel, Dr. Meir
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     German
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        N/A
 NUMBER OF         -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            803,594
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
 REPORTING              N/A
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        803,594
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     803,594
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.9%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

     * Based on 16,232,277 ordinary shares outstanding as of December 31, 2006.


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CUSIP No. M81865103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM STAR VENTURES MANAGEMENT GMBH NO. 3
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     GERMANY
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        N/A
 NUMBER OF         -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            803,594
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
 REPORTING              N/A
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        803,594
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     803,594
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.9%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     * Based on 16,232,277 ordinary shares outstanding as of December 31, 2006.


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CUSIP No. M81865103

     This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting persons as of December 31, 2006.

Item 1(a)      NAME OF ISSUER:

               Radcom Ltd.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               24 Raoul Wallenberg Street
               Tel Aviv 69719
               Israel

Item 2(a)      NAME OF PERSON FILING:

               (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.

               (a) Barel, Dr. Meir

               (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany

               (c) German

               (d) Ordinary Shares

               (e) M1865103

               (II) SVM Star Ventures Management GmbH No. 3 ("STAR GERMANY"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invests primarily in securities of Israeli and Israel-related companies including the securities of the Company, which are the subject of this filing.

               The sole director and primary owner of STAR Germany is Barel.

               (a) SVM Star Ventures Management GmbH No. 3

               (b) Possartstrasse 9, D-81679 Munich, Germany

               (c) n/a

               (d) Ordinary Shares

               (e) M1865103

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               See Item 2(a) above

Item 2(c)      CITIZENSHIP:

               See Item 2(a) above

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               See Item 2(a) above


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CUSIP No. M81865103

Item 2(e)      CUSIP NUMBER:

               See Item 2(a) above

Item 3         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
               13D-2(B):

               Not Applicable

ITEM 4.        OWNERSHIP.

Through STAR GERMANY, Barel beneficially owns the following:

(a) Amount beneficially owned: 803,594 ordinary shares

(b) Percent of class: 4.95% (based on 16,232,277 ordinary shares outstanding as of December 31, 2006

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: n/a

(ii) Shared power to vote or to direct the vote: 803,594 ordinary shares

(iii) Sole power to dispose or to direct the disposition of: n/a

(iv) Shared power to dispose or to direct the disposition of: 803,594 ordinary shares

     Beneficial ownership and sole voting and dispositive power over 746,194 ordinary shares (approximately 4.60%) are exercised by STAR Germany on behalf of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability) .

     Beneficial ownership and sole voting and dispositive power over 57,400 ordinary shares (approximately 0.35%) are held directly by STAR Germany as trustee for Dr. Barel.

The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) Amount beneficially owned: 803,594 ordinary shares

(b) Percent of class: 4.95% (based on 16,232,277 ordinary shares outstanding as of December 31, 2006

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: n/a

(ii) Shared power to vote or to direct the vote: 803,594 ordinary shares

(iii) Sole power to dispose or to direct the disposition of: n/a

(iv) Shared power to dispose or to direct the disposition of: 803,594 ordinary shares

Dr. Barel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein and except for 57,400 ordinary shares held directly by Star Germany for Dr. Barel.


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CUSIP No. M81865103

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               [X]

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               N/A

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N/A

Item 9         NOTICE OF DISSOLUTION OF THE GROUP:

               N/A

Item 10 CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                     page 6
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CUSIP No. M81865103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2007

/s/ Meir Barel
-------------------------
Dr. Meir Barel

SVM Star Ventures Management GmbH No. 3

By: /s/ Meir Barel
-------------------------
Dr. Meir Barel - Director


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